02057694

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the date of 31 August 2002

ALLIED IRISH BANKS, public limited company

(Translation of registrant's name into English)

Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

(Address of principal executive office)

SEC MAIL PROCESSING SECTION RECEIVED SEP 12 2002 161

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-______________.]

PROCESSED
SEP 16 2002
THOMSON
FINANCIAL

AIB

Media Release

AIB Group
Corporate Relations
and Communications
Bankcentre
Ballsbridge
Dublin 4

Telephone 01 660 0311
Facsimile 01 660 4715

Embargo 12 noon

23 August 2002

AIB and Bank of Ireland announce the withdrawal of proposals for an IT Joint Venture

Allied Irish Banks, p.l.c. [NYSE:AIB;AIBPR;FMBPR] and Bank of Ireland have announced that they have annulled their agreement to form a joint venture technology company (JV) and have jointly withdrawn their application to the European Commission for competition clearance for the proposed JV.

This decision has been taken following an indication from the Commission that the JV would be subjected to a further detailed investigation lasting for a prolonged period. Both banks concluded that such an extended process would create great uncertainty and would be unduly costly. It could also have an adverse impact on customer service and would be de-stabilising for staff.

AIB and Bank of Ireland are disappointed that the JV will not now go ahead. It would have reduced processing costs substantially and improved efficiency and customer service. It generated strong interest in the banking and technology sectors internationally and had the potential to provide its services to organisations with volume processing requirements in Ireland and elsewhere.

- Ends -

For further information, please contact:

Catherine Burke
Head of Corporate Relations
AIB Group Tel: +353 1 660 0311

David Holden
Head of Group Corporate Communications
Bank of Ireland Tel: +353 1 604 3833

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date 9/09/02

By

Gary Kennedy

Group Director, Finance, Risk

and Enterprise Technology

Allied Irish Banks, p.l.c.